

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2024

Richard Danforth
Chief Executive Officer
Genasys Inc.
16262 West Bernardo Drive
San Diego, CA 92127

    Re: Genasys Inc.
         Registration Statement on Form S-3
         Filed on December 20, 2024
         File No. 333-283977

Dear Richard Danforth:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed on December 20, 2024

General

1.   We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended September 30, 2024, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joshua Little